
July 30, 2019

Saqib Islam
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

> **Re: SpringWorks Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 22, 2019**
> **CIK No. 0001773427**

Dear Mr. Islam:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your response to our prior comment 1. Please revise your disclosure to summarize the information you provided in your response as it relates to the timeline of the DeFi trial.

Our portfolio, page 2

2.   We note your response to our prior comment 2. Please revise your disclosure to clarify, consistent with your response, that you have not yet determined the international markets in which you will seek marketing approval.

3.   Please revise your pipeline table to indicate the progress of each of your product candidates in a manner that is consistent with the disclosure elsewhere in the prospectus. We note, for example, the table indicates that a number of candidates are approximately halfway through a particular phase when the disclosure regarding those candidates indicates they have not yet commenced or have recently commenced that particular phase.

<u>Business</u>
<u>Phase 2 clinical trial (WI180798), page 116</u>

4.   We note your response to our prior comment 6 and your revised disclosure. Please revise to state clearly why patient #14 "was not evaluable for response per this trial protocol."

        You may contact Christine Torney at (202) 551-3652 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Healthcare & Insurance

cc: Kingsley Taft, Esq.